UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
FGL Holdings
(Name of Issuer)
Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G3402M102
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3402M102	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Fidelity National Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 18,232,000 (1)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,232,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,232,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON* CO
(1) Includes 1,500,000 shares obtainable upon exercise of warrants.

CUSIP No. G3402M102	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Chicago Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 9,163,920
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,163,920
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,163,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G3402M102	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Fidelity National Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,670,680 (1)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,670,680 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,670,680 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%
12	TYPE OF REPORTING PERSON* CO
(1) Includes 1,500,000 shares obtainable upon exercise of warrants.

CUSIP No. G3402M102	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Commonwealth Land Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,272,400
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,272,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,272,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G3402M102	13G	Page 6 of 8 Pages

Item 1(a):    Name of Issuer:
FGL Holdings (the “Issuer”)
Item 1(b):    Address of Issuer's Principal Executive Offices:
The Issuer's principal executive office is located at Sterling House, 16 Wesley Street, Hamilton HM CX, Bermuda.
Item 2(a):    Name of Person Filing:
This Schedule 13G is filed by Fidelity National Financial, Inc. (“FNF”), Chicago Title Insurance Company ("Chicago Title"), Fidelity National Title Insurance Company ("FNTIC") and Commonwealth Land Title Insurance Company ("CLTIC" collectively, "Reporting Persons"). Each of Chicago Title, FNTIC and CLTIC is a wholly-owned subsidiary of FNF.
Item 2(b):    Address of Principal Business Office or, if None, Residence:
The addresses of the principal business offices of the Reporting Persons is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204.
Item 2(c):    Citizenship:
FNF is a Delaware corporation. Chicago Title, FNTIC, and CLTIC are Florida corporations.
Item 2(d):    Title of Class of Securities:
Ordinary Shares, par value $0.0001 per share (“Common Stock”).
Item 2(e):    Cusip Number
G3402M102
Item 3:    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
N/A

CUSIP No. G3402M102	13G	Page 7 of 8 Pages
Item 4:    Ownership:
The beneficial ownership of the Reporting Persons as of the date of this Schedule 13G is as follows:
(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to the Schedule 13G are incorporated herein by reference.
The breakdown of the ownership by Reporting Person is as follows (amount beneficially owned; percentage of class):

•
Fidelity National Financial, Inc. - 18,232,000; 8.5% (includes 125,000 shares held directly by FNF and all Common Stock of the Issuer held indirectly through Chicago Title, FNTIC, and CLTIC; holdings of FNTIC include 1,500,000 shares of Common Stock obtainable upon exercise of warrants)

•	Chicago Title Insurance Company - 9,163,920; 4.3%

•	Fidelity National Title Insurance Company - 5,670,680; 2.6% (includes 1,500,000 shares of Common Stock obtainable upon exercise of warrants.)

•	Commonwealth Land Title Insurance Company - 3,272,400; 1.5%
Item 5:    Ownership of Five Percent or Less of a Class:
N/A
Item 6:    Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7:    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A
Item 8:    Identification and Classification of Members of the Group:
N/A
Item 9:    Notice of Dissolution of Group:
N/A
Item 10:    Certification:
N/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2018	FIDELITY NATIONAL FINANCIAL, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	February 14, 2018	CHICAGO TITLE INSURANCE COMPANY
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	February 14, 2018	FIDELITY NATIONAL TITLE INSURANCE COMPANY
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	February 14, 2018	COMMONWEATLH LAND TITLE INSURANCE COMPANY
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary